Exhibit 99.1

16-May-2025

BioMarin Pharmaceutical Inc. (BMRN)

Business Update Call

CORPORATE PARTICIPANTS

Traci McCarty

Group Vice President-Investor Relations, BioMarin Pharmaceutical Inc.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Gregory Friberg

Executive Vice President, Chief Research & Development Officer, BioMarin Pharmaceutical Inc.

Brian R. Mueller

Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.

OTHER PARTICIPANTS

Salveen Richter

Analyst, Goldman Sachs & Co. LLC

Joseph Patrick Schwartz

Analyst, Leerink Partners LLC

Julian Pino

Analyst, Stifel, Nicolaus & Co., Inc.

Jessica Fye

Analyst, JPMorgan Securities LLC

Tejas Wein

Analyst, UBS Securities LLC

Adhi Sikand

Analyst, Evercore Group LLC

Gena Wang

Analyst, Barclays Capital, Inc.

Kostas Biliouris

Analyst, BMO Capital Markets Corp.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to BioMarin’s Business Update. I will now hand the call to BioMarin’s Head of IR, Traci McCarty.

Traci McCarty

Group Vice President-Investor Relations, BioMarin Pharmaceutical Inc.

Thank you, Audra. And good morning, everybody. To remind you, this non-confidential presentation contains forward-looking statements about the proposed acquisition of Inozyme Pharma by BioMarin Pharmaceutical, and the business prospects of BioMarin, including expectations regarding the acquisition’s anticipated occurrence, manner and timing, its potential benefits and financial impact for BioMarin, our integration plans, the development and potential commercialization of Inozyme’s product candidate INZ-701, and other statements that are not historical facts.

These statements are subject to material risks and uncertainties, and actual results may differ materially depending on whether the acquisition is completed as anticipated, if at all, and the progress of BioMarin’s product programs, absence of regulatory authorities, availability of capital, future actions in the pharmaceutical market, and developments by competitors, and those factors detailed in our press release issued today, and BioMarin’s filings with the Securities and Exchange Commission, such as 10-Q, 10-K and 8-K reports.

In addition, we will use a non-GAAP financial measure as defined in Regulation G during the call today. Non-GAAP measures should not be considered in isolation from and substitutes for or superior to financial measures prepared in accordance with US GAAP, and should be read in conjunction with BioMarin’s consolidated financial statements prepared in accordance with US GAAP. You can find additional information regarding non-GAAP information in today’s press release. During the call today, BioMarin’s President and CEO, Alexander Hardy, will provide an update on today’s announcement, and then we will open the call for a brief Q&A session that will include BioMarin’s head of R&D, Greg Friberg, and BioMarin’s CFO, Brian Mueller.

I will now turn the call over to Alexander.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thank you, Traci, and thank you all for joining us today on short notice to hear about our agreement to acquire Inozyme Pharma. We are really pleased to the first business development transaction of the year fixed so seamlessly into our focused enzyme therapies business unit, providing an opportunity to leverage BioMarin’s proven regulatory, development, manufacturing and global commercialization capabilities. Inozyme’s investigational enzyme therapy replacement therapy, INZ-701 is currently being assessed for the treatment of ENPP1 Deficiency, a rare, serious and progressive genetic condition that affects blood vessels, soft tissues and bones. The condition is associated with increased cardiovascular mortality risk across all age groups, particularly infants. Data from an ongoing Phase 3 pivotal study of INZ-701 in children is expected in early 2026 with potential regulatory approval in 2027.

Moving now to INZ-701, which is highly compatible with BioMarin’s enzyme therapy business unit, and has an attractive product profile in a serious genetic condition with significant unmet need. INZ-701 for the treatment of ENPP1 Deficiency is a strong strategic fit for BioMarin. Like five of our six enzyme therapies, it would be a first in disease treatment, adding this investigational therapy to our enzyme therapies portfolio is a natural addition to our late stage pipeline. And if data is supported, we will leverage our regulatory and commercialization knowhow in countries across the world to provide access to INZ-701 to patients across our global footprint.

The product profile of INZ-701, a disease modifying enzyme therapy replacement therapy aligns with our strengths and co-capabilities, advancing medicines that address new therapeutic areas. We expect the pivotal ENERGY 3 study with INZ-701 in children will read out in early 2026, followed by the potential approval in 2027. The possibility to expand the age range of the treatable patient population provides a value-creating opportunity consistent with our core drug development capabilities. Moving briefly to the epidemiology of ENPP1 Deficiency, the published prevalence estimates vary significantly, going as high as 10,000 patients worldwide. With efforts to-date, Inozyme has identified over 670 patients.

With BioMarin’s strong capabilities in diagnosing patients and growing new markets, we currently estimate that the total addressable patient population tap will be in the range of 2,000 to 2,500. We would expect this number to evolve as we focus our efforts on finding and treating eligible patients across our global footprint. And consistent with other enzyme therapies, we expect the majority of prevalent patients to be in geographies outside the US. This was our experience with NAGLAZYME where estimated patient numbers were smaller before there was a therapy, and a market to build awareness and access. We would expect the same dynamic to occur once INZ-701 for ENPP1 Deficiency becomes available, benefiting from BioMarin’s unique capabilities, finding and treating patients with rare genetic conditions.

Turning now to details of today’s transaction, we believe that INZ-701 with Phase 3 data are expected early next year and the first potential regulatory approval in 2027, represents an opportunity to create a meaningful difference for patients with ENPP1 Deficiency. We believe this opportunity with a late-stage, high promise asset with total acquisition cost of $270 million approximately on a fully diluted basis represents a capital efficient opportunity that aligns well with our growth plans. Based on current estimates of eligible patients with ENPP1 Deficiency across all ages and considering BioMarin’s work to be done sizing the eligible patient population, we are targeting peak revenues of between $400 million and $600 million by the mid-2030s. [indiscernible] (00:06:28) we believe that most of the commercial opportunities lies with the adult indication, which is planned to launch early in the next decade.

Moving to the transaction impact to BioMarin’s P&L, we are planning for the development of INZ-701 over the next two years, should pivotal results in 2026 be supportive. Given BioMarin’s financial strength and increasing profitability, we believe we can absorb the incremental INZ-701 R&D and SG&A operating expenses. So today we reaffirm our previously provided full year 2025 financial guidance, excluding the impact purchase accounting to be determined upon closing, as well as our goal to achieve 40% non-GAAP operating margin in 2026. In summary, we’re excited to add INZ-701, the BioMarin’s late-stage pipeline, as we believe it holds tremendous promise for people living with ENPP1 Deficiency.

I want to thank the team at Inozyme for their outstanding work and dedication to advancing this important potentially life-changing therapy. We’re pleased to have the opportunity to take INZ over the finish line for the benefit of families living with ENPP1 Deficiency. I also want to thank the BioMarin teams for their contributions towards accomplishing this transaction under our new corporate strategy. We look forward to moving INZ-701 forward after this transaction closes, which is expected in the third quarter, subject to customary closing conditions, and to adding other external innovation to BioMarin’s pipeline over the coming quarters.

We thank you for your attention, and we’ll now open the call for a brief Q&A session. Operator?

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] We’ll take our first question from Salveen Richter at Goldman Sachs.

Salveen Richter

Analyst, Goldman Sachs & Co. LLC

Good morning. Thanks for taking my question and congratulations on the deal. Could you just walk us through the data that you’ve seen to date, and the diligence you did in order to acquire this asset? Thank you.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Greg, can you take that, please?

Gregory Friberg

Executive Vice President, Chief Research & Development Officer, BioMarin Pharmaceutical Inc.

Thanks for the question, Salveen. We’ve reviewed the totality of the data that Inozyme presented publicly to date. Of course, they have a variety of studies that they’ve performed, including a Phase 1 study that was in adolescents and adults. Very nicely, that study showed not only the ability to give the molecule in a subcutaneous fashion in a safe way, but it was able to show that, from a biochemical standpoint, pyrophosphate levels certainly were brought back into normal ranges, and the pull through to be able to see the physiologic consequences of that were indeed present. That can be measured in a variety of ways, but really gave us the confidence that, from a proof-of-mechanism, proof-of-concept standpoint, that not only biochemically, but also on the functional side, there appeared to be very good promise moving forward. That was called the 101 study.

With regard to the ongoing ENERGY 3 study, now, this is in the children, this is the 1 to 12 year old, the data that’s been released publicly in recent earnings report and press release, we’ve reviewed as well with our team. We’ve been, of course, looking through all of the details there and feel confident, again, that that study is right on track again, as indicated to read out in the first half, first quarter of 2026. And of course, there is also activities going on in the adult space to fire up an additional Phase 3 to build on the experience so far. I haven’t talked about infants yet. There is a Phase 3 study that’s getting going in the infants. The infant disease is slightly different with regard to its phenotype, a very severe group even called generalized arterial calcification of infancy.

This is a incredibly high mortality, lot less data available there. But that public data, of course, we’ve reviewed as well on several patients, including the antidrug antibody data. And again, we feel confident in the totality of the package, particularly in the ENERGY 3 study, and then the opportunity, should the deal, once the deal closes to work in the adult space. So hopefully, Salveen, that answers your question. It’s all of the available data, and again, happy with what we see. Proof of concept is really clear there. And the opportunity again to build on the great work that Inozyme has done already is something that we’re very much looking forward to.

Operator: We’ll move next to Joe Schwartz at Leerink Partners.

Joseph Patrick Schwartz

Analyst, Leerink Partners LLC

Thanks, and congrats on the deal. I always thought of you guys when I heard this story. I guess, Alexander, I heard you describe this as BioMarin’s first PD development of the year. So I’m wondering if you can characterize the environment that we’re in now and [indiscernible] (00:12:01) whether we could see more [indiscernible] (00:12:03) in 2025. Is this the kind of template we should expect?

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thanks very much for your question, Joe. Yes, we think the environment right now is very favorable for business development. And as you know, we articulated in our strategy last year an important role for business development in BioMarin’s future. And we’re continuing to focus on business development to supplement our growth outlook over the coming years. And this transaction, the consideration of approximately $270 million, doesn’t significantly deplete our firepower. We have plenty of firepower left. We think we have a very, very strong deal rationale for genetically-defined conditions. And we see a lot of interest in talking to us about potential partnerships and acquisition. So we intend to do more deals. And we think this one is a very good first deal with an impeccable logic and very good strategic fit.

Joseph Patrick Schwartz

Analyst, Leerink Partners LLC

Thank you.

Operator: We’ll move next to Paul Matteis at Stifel.

Julian Pino

Analyst, Stifel, Nicolaus & Co., Inc.

Hey there. Congratulations on the deal. This is Julian on for Paul. Thanks for taking our question. I guess, how quickly do you think you’re going to be able to get this adult and adolescent study up and going? You talked about how the opportunity primarily lies within those patients. So curious about that. And then also, not much of mention of the ABCC6 deficiency data that [indiscernible] (00:13:51) shared. Curious if you have any comments on that, and if you see that as important for the value of this deal moving forward. Thank you.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thank you, Julian. Greg, I’ll hand it over to you.

Gregory Friberg

Executive Vice President, Chief Research & Development Officer, BioMarin Pharmaceutical Inc.

Thanks, Alexander. With regard to the adult study, of course, looking forward to driving that as quickly, it’s wonderful to have the dose ranging and proof-of-concept data in hand. And again, as we progress, we will be thrilled to be sharing more details with regard to the design and potential timing of that study. On the ABCC6 side, of course, for those who don’t live and breathe, these genetic lesions, it is a different indication, has a mutation in a slightly different place in the metabolic pathway.

Some additional work is currently ongoing through Inozyme, one of their open Phase 1 study [indiscernible] (00:14:48) has the ability to enroll ABCC6. Our focus for this deal has been on the primary indication, again, ENPP1 Deficiency, and once the deal again has closed, we’re absolutely looking forward to opportunities for potential life cycle evaluation. That being said, our focus has been on ENPP1 at the current time, and we’ve been quite impressed and pleased with the work that Inozyme has done, again, to tee it up to this point, where the ENERGY 3 study is, and this opportunity to continue to expand into other phenotypes.

Operator: Next, we’ll move to Jessica Fye at JPMorgan.

Jessica Fye

Analyst, JPMorgan Securities LLC

Hey, guys. Good morning. Thanks for taking my questions. Just following up on a couple of the past ones, so within the $400 million to $600 million longer term opportunity you see for this asset, how should we think about the size of the pediatric opportunity that’s going to be accessible in the near term, and when do you project the deal being accretive? Thank you.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thanks very much, Jess. Why don’t we start off, Brian, would you answer first the second question around accretion, and then I’ll talk a little bit about the patient populations?

Brian R. Mueller

Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.

Yeah. Absolutely, thanks for the question, Jess. So as we shared in today’s press release and in Alexander’s remarks, we are pleased to reaffirm our full year 2025 financial guidance that excludes the impact of the purchase accounting treatment of the transaction in accordance with GAAP upon closing, as well as our plan to achieve 40% non-GAAP operating margin in 2026. In terms of the near term dilution, as indicated by the reaffirmation of guidance, we expect to absorb the near term operating expenses into our overall profitability growth plans. And while the transaction is dilutive in the near term, once accretive and ramping up to the revenue range that Alexandra gave, we expect it to be accretive to our operating margins at similar levels as our other products over the long term. So near-term dilutive, but absorbable into our cost envelope.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

And Jess, in response to your first part of your question, the pediatric population represent about 30% of the total prevalent population, and about two thirds are adolescents and adults. These are estimates at the current time, and of course, we’ll be fine tuning this as we learn more. So obviously, the level of severity is greater in the pediatric population. More of those patients are under treatment. So this gets you a sense of some of the dynamics that we’ll be dealing with. But it does underline our overall belief that the largest patient population, I should say, largest opportunity lies with the adult population. But we’re very excited for the first obviously pivotal data in the pediatric population. And we’ll be doing everything we can to bring this really important therapy to that population as well.

Jessica Fye

Analyst, JPMorgan Securities LLC

Thank you.

Operator: We’ll move next to Ellie Merle at UBS.

Tejas Wein

Analyst, UBS Securities LLC

Hi. This is Tejas on for Ellie. I think it was mentioned you might be able to supplement your Phase 3 package with infinite adult data to get a bit of a broader label upon approval. Is this still an avenue that’s open, and have there been any discussions with the FDA on that potential avenue? Thanks.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Greg, over to you, please.

Gregory Friberg

Executive Vice President, Chief Research & Development Officer, BioMarin Pharmaceutical Inc.

Yeah. Thanks for the question. Of course, when the deal closes, we’ll be able to share a lot more of those thinking. At this point, I think it would just be fair to say on very general levels that, any program that was moving forward with the Phase 3 dataset would review the totality of data that’s available to them at the time of those interactions with the regulators, not just the FDA again, but these would be global discussions. We’re quite hopeful, again, that this is an opportunity to reach patients all around the globe. And we have a footprint that really suggests that from our prior enzyme therapies. With regard to this particular program, it would be routine to review all data. But beyond that, I really can’t comment on how the regulators would view that or what the particular path would be moving forward. Once the deal closes, of course, we’ll be sharing with you our very latest thinking, and we look forward to having those discussions.

Operator: Moving next to Cory Kasimov at Evercore ISI.

Adhi Sikand

Analyst, Evercore Group LLC

Hi. Thanks for taking our question. This is Adhi on for Cory. Could you provide, if this acquisition provides further upside to your guidance for enzyme therapy business of high single-digit CAGR from 2023 to 2034? Thank you.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thanks, Adhi. I’ll hand that over to you, Brian.

Brian R. Mueller

Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.

Yeah. Thanks for the question, Adhi. So our target growth rate for the enzyme therapy business is that high single-digit over time, remains intact with our core portfolio. So we believe that this transaction has the potential to augment that growth rate over time and add to it. Thank you.

Operator: We’ll go next to the Vikram Purohit at Morgan Stanley.

Hi. Good morning. Thanks for taking our question. This is [ph] Park (00:21:00) on for Vikram. Could you just walk us through potential timelines for the stage plan for INZ-701 in infants and adults and adolescents? And when could the pivotal readout be published [indiscernible] (00:21:18)? And do you believe there’s potential for accelerated development in these patient age groups on potential positive initial Phase 3 dataset?

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thanks very much. Greg, over to you.

Gregory Friberg

Executive Vice President, Chief Research & Development Officer, BioMarin Pharmaceutical Inc.

Yeah. Thanks for the question. So the ENERGY 3 study is the currently ongoing study. That’s in the pediatric populations to 1 to 12 year olds. That’s the one, of course, that will turn it’s card over on Phase 3 in the first quarter of next year. Working on the infant side, the ENERGY 2 study is the infant study in the 0 to 12 months. That study is currently recruiting, estimates again are, that it will be several years before we’ll see the results of that study. Again, estimates in the 2028 or beyond range. We obviously would be looking for opportunities once the deal close to see whether, again, we could tighten those timelines at all. And the adult study, again, it’s currently in its design phase.

I think, as Alexander may have commented already, we would anticipate that the opportunity for a Phase 3 study initiated in that program would readout in the 2030 timeframe or later. Those are very preliminary estimates at this point. We’re looking forward to giving you more updates as time goes on. Of course, Inozyme is an independent company, operating right now, and will remain that way until the time of the acquisition. And so again, these are our first paths. We’re always looking for opportunities based on the best information that we have both from the data and the studies, as well as from our interaction with regulators to accelerate those opportunities. But you get certainly the pace with the children, the 1 to 12 year olds coming in first, the infants coming thereafter, and the adults third, just because of the staggering of the studies.

Operator: We’ll go next to Gena Wang at Barclays.

Gena Wang

Analyst, Barclays Capital, Inc.

Thank you for taking my questions. Maybe first, a very quick clarification question. The $270 million, does that include Inozyme’s own cash, I think, about $130 million? And then my second question is regarding the ENERGY 3. When we look at the clinical trial design, and it seems like very simple, it’s just PTI increase at the 52 weeks from baseline compared to active comparator, which is oral phosphate supplement. So maybe, firstly, how much do we know regarding the oral phosphate supplements that impact to the PTI? And then, seems like this is the biomarker approvable path assuming Inozyme already have an intense discussion with the FDA agree on this pathway. Why would it take so long for moving this to the older patient population regarding the clinical trial design, would that be different from the PTI as a approvable endpoint?

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thanks very much for your questions, Gena. I’ll handle the first one very quickly and then hand it over to Greg. So the deal included $40 million in net cash. So therefore, the $270 million approximate total consideration represents about $230 million enterprise value. And now handing over to Greg for the second part of your question.

Gregory Friberg

Executive Vice President, Chief Research & Development Officer, BioMarin Pharmaceutical Inc.

Yeah. Thanks for the question. With regard to the ongoing ENERGY 3 study, you’re correct, the primary endpoint is pyrophosphate level. And again, what’s been shown is a very rapid and potent ability to normalize or bring pyrophosphate into the normal range in the studies that have been done already. There are additional endpoints outside the US. Again, there are even formal co-primary endpoints looking at more functional measures of radiographic change. And we do expect, even with the FDA, as with any accelerated endpoint, biochemical markers need to be supplemented with functional improvement, in this case radiographic or other measures that are in that study.

With regard to the adults, it is a slightly different phenotype. And so from that standpoint, we’re looking forward to engaging with regulators and discussing those endpoints, whether or not they are radiographic or measure of bone integrity, bone biology, those would be required, we anticipate. The nuance here, of course, is that, both with regard to recruiting the patients and the time it would take to impact those pull-through, those phenotypic markers, that reflect some of the time that it takes to run the studies. It’s premature to say much more. Again, Inozyme operating as an independent company, we’re very much looking forward once the deal is completed to be able to dig in a little bit more, discuss some of our feelings about various regulatory interactions.

That being said, again, this is a molecule not only that we feel shows incredible promise in the pediatric population, but the adults and adolescence are a really key opportunity here. The morbidity associated with this, we think, is underappreciated. And again, Alexander has spoken to the numbers of patients that are suffering with this. We think we’re well-suited to be able to open up this, the diagnosis rate, as well as, work on the genetic side to help better define these diseases, and again, maximize the opportunity to help as many patients around the globe as we can.

Operator: We have reached the end of the Q&A portion of the call. And this will be our last question from Kostas Biliouris at BMO Capital Markets.

Kostas Biliouris

Analyst, BMO Capital Markets Corp.

Thanks for taking our question and congrats on the deal. A couple of quick questions from us. First one, there have been some high ADAs observed in infants. Any thoughts around that, and to what extent those ADAs are neutralizing, and if they have any read-through to the potential uptake of the drug? And the second question is, can you talk a little bit about the overlap between prescribers that are currently prescribing your pipeline drugs, and the potential overlap with Inozyme drug prescriber? Thank you.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thank you very much, Kostas. I’ll handle the second part of your question, and then hand it over to Greg for the first part. So there’s really an excellent overlap with our current cool points for our enzyme therapy business unit. The key specialties involved with the treatment of this population will be geneticists and then endocrinologists. So audiences are very, very familiar to us. And this represents really, part of the very clear logic here, where we’ll be adding from a business perspective, revenue with very limited requirement for additional expenditure beyond the development costs. So now I’ll hand it over to Greg for the first part of your question on ADAs. Over to you, Greg.

Gregory Friberg

Executive Vice President, Chief Research & Development Officer, BioMarin Pharmaceutical Inc.

Yeah. Thanks for the question on anti-drug antibodies. Similar to other engineered protein replacements, ADAs have been observed in this program, in particular, Inozyme has published and reported very nicely the particular high rates that were seen in the infants, this is the 0 to 12-year olds. And again, biologically, that is not an unpredictable phenomena, particularly if some of these more severe genotypes are not translating into immunogenetic material that the body can see in order to polarize it. The end result would be that the body, again, of these youngest patients would potentially mount immune responses. That rate that I believe, four out of four of the very early infants sees, there were impacts on pharmacokinetics. That being said, the most recent announcement from Inozyme is that, in several cases they’ve been able to dose, redose with dose modifications, dose adjustments, and that will be a continued effort on their part. And look, the deal is closed on our part as well to better modify the dosing schedule for those patients.

Now, the story was much different in the older patients, starting with the adults. While there were measurable ADAs, the titers generally were quite low, not impacting PK, and it was rare to see the high kind of ADAs that were seen in the infants. The open question was whether or not the children, the 1 to 12 year olds were going to behave more like adults or behave more like the infants. And the data that was released by Inozyme just recently suggests that they behave more like the adults. Again, rare cases of very high titers not interfering with the ability to dose. And on top of this, of course, we have experienced, and I think Inozyme is doing a nice job dosing through these, managing them, and all of those opportunities are going to be things that could potentially be explored in the future. I think, the latest news again is quite reassuring that these anti-drug antibodies appear to be most acute in the infants. And that is something, again, that continued management [indiscernible] (00:31:09) will be ongoing in order to try to mitigate and move forward.

Operator: That does conclude our Q&A session. I will now turn the conference back over to Alexander Hardy for closing remarks.

Alexander Hardy

President, Chief Executive Officer & Director, BioMarin Pharmaceutical Inc.

Thank you, operator, and thank you all for joining us this morning. As you’ve heard, we believe that BioMarin is uniquely positioned to both advance INZ-701 through to commercialization as well as to find, diagnose and treat those who can benefit from this potential first in disease therapy should data be supportive. We’re energized by the opportunity to build on our legacy of treating children with rare genetic conditions to ensure that INZ-701 becomes the first treatment for infants, children and adults living with ENPP1 Deficiency. We look forward to sharing more details on potential integration once this transaction has closed. We’re pleased to have this first transaction under our new corporate strategy, now advancing through the regulatory requirements for closing. Our business development team continues to pursue other external opportunities, as this is a core component of our growth strategy and outlook. Thank you for your attention, and have a good day.

Operator: And this concludes today’s conference call. Thank you for your participation. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements about, among other things, the proposed acquisition of Inozyme Pharma, Inc. (Inozyme) by BioMarin Pharmaceutical Inc. (BioMarin) and the business prospects of Inozyme and BioMarin, including, without limitation, statements about: the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition; the prospective benefits of the proposed acquisition, including expectations that it will strengthen BioMarin’s enzyme therapies portfolio and be a strong strategic fit for BioMarin; Inozyme’s product candidate INZ-701 and expectations regarding its ongoing development, including the potential for INZ-701 to be the first treatment for children and adults with ENPP1 Deficiency, the potential benefits of INZ-701 for patients, the anticipated timing for data from the first Phase 3 pivotal study of INZ-701 in children, the anticipated costs of developing INZ-701 and the potential regulatory approval of INZ-701 in 2027; potential revenue for INZ-701; additional INZ-701 clinical programs intended to expand to patients of all ages; the anticipated market for INZ-701; plans for an INZ-701 pivotal study for adolescents and adults; INZ-701’s potential to expand into additional indications where deficiencies in the Pyrophosphate-Adenosine Pathway contribute to disease pathology; the accounting treatment of the potential acquisition under GAAP and its potential impact on BioMarin’s financial results and financial guidance; BioMarin’s plans for external innovation, including BioMarin being in a strong financial position to acquire additional assets; BioMarin’s ability to execute additional transactions in future quarters; statements about

BioMarin’s future financial performance, including the expectations of Non-GAAP Operating Margin percentage; and other statements that are not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of BioMarin and Inozyme assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent each of BioMarin’s and Inozyme’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results.

These forward-looking statements are predictions and involve risks and uncertainties such that actual results may differ materially from these statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including, without limitation, with respect to: consummating the proposed acquisition in the anticipated timeframe, if at all; how many of Inozyme’s stockholders will tender their stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the effects of the proposed acquisition (or the announcement thereof) on Inozyme’s or BioMarin’s stock price and/or BioMarin’s or Inozyme’s operating results; unknown or inestimable liabilities; the development, launch and commercialization of products and product candidates such as INZ-701, if approved; the successful completion of regulatory activities with respect to INZ-701; the parties’ ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that BioMarin and Inozyme will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; obtaining and maintaining adequate coverage and reimbursement for BioMarin’s or Inozyme’s products; the time-consuming and uncertain regulatory approval process; the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients, including with respect to current and planned future clinical trials of INZ-701; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to BioMarin’s or Inozyme’s business operations and financial results; the sufficiency of BioMarin’s or Inozyme’s cash flows and capital resources; BioMarin’s ability to fund the acquisition with existing cash and investments; BioMarin’s evaluation of the accounting treatment of the potential acquisition and its potential impact on its financial results and financial guidance; BioMarin’s or Inozyme’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; the effects of the transaction on relationships with key third parties, including employees, customers, suppliers, other business partners or governmental entities, including the risk that the proposed acquisition adversely affects employee retention; transaction costs; risks that the proposed acquisition disrupts current plans and operations; risks that the proposed transaction diverts management’s attention from ongoing business operations; changes in Inozyme’s business during the period between announcement and closing of the proposed acquisition; any legal proceedings and/or regulatory actions that may be instituted related to the proposed acquisition; and other risks and uncertainties affecting BioMarin and Inozyme, including those risk factors detailed in BioMarin’s and Inozyme’s filings with the Securities and Exchange Commission (SEC), including, without limitation, the risk factors contained under the caption “Risk Factors” in BioMarin’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Inozyme’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, as such risk factors may be updated by any subsequent reports, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by BioMarin and its acquisition subsidiary, Incline Merger Sub, Inc., and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Inozyme. Stockholders of BioMarin and Inozyme are urged not to place undue reliance on forward-looking statements, which speak only as of the date hereof. BioMarin and Inozyme are under no obligation, and expressly disclaim any obligation, to update (publicly or otherwise) or alter any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

Additional Information about the Acquisition and Where to Find It

The tender offer for all of the outstanding shares of Inozyme described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Inozyme, BioMarin or its acquisition subsidiary will file with the SEC upon commencement of the tender offer. The solicitation and offer to tender and the offer to buy outstanding shares of Inozyme will only be made pursuant to a tender offer statement on Schedule TO, including an Offer to Purchase and related tender offer materials that BioMarin and its acquisition subsidiary, Incline Merger Sub, Inc., are expected to file with the SEC. At the time the tender offer is commenced, BioMarin and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO, and Inozyme will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF INOZYME ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF INOZYME SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of Inozyme at no expense to them at SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by BioMarin will be available free of charge on BioMarin’s website at www.biomarin.com. Copies of the documents filed with the SEC by Inozyme will be available free of charge on Inozyme’s website, www.inozyme.com, or by contacting Inozyme’s investor relations department at investorrelations@inozyme.com. The information contained in, or that can be accessed through, BioMarin’s and Inozyme’s websites is not a part of, or incorporated by reference herein. In addition to the Offer to Purchase, related Letter of Transmittal and certain other tender offer documents, and Solicitation/Recommendation Statement, BioMarin and Inozyme file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by BioMarin and Inozyme with the SEC for free on the SEC’s website at www.sec.gov.